Francesca's Holdings Corporation

July 3, 2012

VIA EDGAR AND FEDERAL EXPRESS

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Francesca’s Holdings Corporation
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 21, 2012
File No. 001-35239______________________________________

Dear Ms. Jenkins:

On behalf of Francesca’s Holdings Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 27, 2012 (the “Comment Letter”), regarding the above referenced Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the “Annual Report”).

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 37

1.	We note that for purposes of your net sales per square foot measure you used average square feet during the period because of your rapid growth. We further note in your Form 10-K that for periods consisting of more than one fiscal quarter, you calculate average square feet as (a) the sum of the total gross square feet at the beginning of the period and total gross square feet at the end of each fiscal quarter within the period, divided by (b) the number of fiscal quarters within the period plus one (which, for a fiscal year, is five). Based on the disclosure on page 15 of your October 29, 2011 Form 10-Q, it appears to us that you changed the calculation of average square feet in the fourth quarter of 2011 for periods consisting of more than one fiscal quarter. Please tell us if the fiscal 2009 and 2010 average square feet presented in your Form 10-K was calculated using the new formula and, if not, quantify for us the effect that the change would have had on average square feet and net sales per average square foot in fiscal 2009 and 2010. Also tell us how you considered using the same calculation for all periods presented for purposes of consistency, or providing disclosure in your Form 10-K of the effects that the change would have had on prior period amounts.

The Company acknowledges that the disclosure regarding the calculation of average square feet for periods consisting of more than one fiscal quarter changed between the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2011 and the Annual Report. However, the Company advises the Staff that the Company’s calculation of average square feet for periods consisting of more than one fiscal quarter did not change between those two reports. In the Annual Report, the Company merely clarified its disclosure regarding the calculation. Accordingly, the Company used the same calculation for all periods presented in the Annual Report and the Company confirms that the fiscal 2009 and 2010 average square feet presented in the Annual Report was calculated using the same formula used to calculate the fiscal 2011 average square feet.

*****

The Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

(ii) the Staff comments, and any changes to disclosure in the Annual Report in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Annual Report; and

(iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (832) 494-2249 or Sung Pak at (212) 408-2456.

Respectfully submitted,

/s/ Kal Malik

Kal Malik
Executive Vice President, General Counsel

cc:	John DeMerrit, Francesca’s Holdings Corporation
Sung Pak, O’Melveny & Myers LLP